UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NeoMedia Technologies, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
640505301
(CUSIP Number)
J. Michael Cline
JMC Holdings, L.P.
51 Madison Avenue, 31st Floor
New York, New York 10010
(646) 282-3131
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	640505301

1	NAMES OF REPORTING PERSONS JMC Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5 below)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0[1]

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,032,736[1] Shares of Common Stock (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.63%[2] (See Item 5 below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Shares are held directly by JMC Holdings, L.P. J. Michael Cline is the General Partner of JMC Holdings, L.P. (See Item 5 below.)
2 Based on 35,660,877 shares of Common Stock outstanding as of January 18, 2011 as informed by NeoMedia Technologies, Inc. on January 18, 2011. (See Item 5 below.)

CUSIP No.	640505301

1	NAMES OF REPORTING PERSONS J. Michael Cline

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		11,032,736[3]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5 below)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,032,736[3]

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,032,736[3] Shares of Common Stock (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.63%[4] (See Item 5 below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
3 Based on ownership of 265 shares of Series C Convertible Preferred Stock and 1,446,916 shares of Common Stock. (See Item 5 below.)
4 Based on 35,660,877 shares of Common Stock outstanding as of January 18, 2011, as informed by NeoMedia Technologies, Inc. on January 18, 2011. (See Item 5 below.)

CUSIP No.	640505301
Explanatory Note:
This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed on January 13, 2011 on behalf of JMC Holdings, L.P. (“JMC”) and J. Michael Cline, the General Partner of JMC (“Mr. Cline”) (collectively, the “Reporting Persons”). This Amendment relates to the beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), of NeoMedia Technologies, Inc., a Delaware corporation (the “Issuer”). Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule 13D.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended and restated in its entirety as follows regarding the Reporting Persons:
The information set forth or incorporated in Items 2, 3, 4, 5 and 6 of the Schedule 13D initially filed on January 13, 2011 is hereby incorporated herein by reference.
(a) Based on information provided by the Issuer, on January 18, 2011, 35,660,877 shares of Common Stock were outstanding as of January 18, 2011. The Reporting Persons own 1,446,916 shares of Common Stock and 265 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), which is convertible into Common Stock at the request of the holder pursuant to the Certificate of Designation of the Preferred Stock (the “Certificate of Designation”).
The Certificate of Designation provides that each share of the Preferred Stock is convertible into Common Stock of the Issuer equal to the quotient of the liquidation amount divided by the conversion price. The liquidation amount is equal to one thousand dollars ($1,000) per share of Preferred Stock. The conversion price is equal to, at the option of the holder, the lesser of (i) fifty cents ($0.50) or (ii) 97% of the lowest closing bid price of the Common Stock for the one hundred twenty-five (125) trading days immediately preceding the date of conversion, as quoted by Bloomberg LP. The Certificate of Designation further provides that no holder of the Preferred Stock shall be entitled to convert the Preferred Stock to the extent that such conversion would cause the aggregate number of shares of Common Stock beneficially owned by such holder to exceed 9.99% of the outstanding shares of Common Stock following such conversion (which provision may be waived by such holder by written notice from such holder to the Issuer, which notice shall be effective sixty-one (61) days after the date of such notice).
Assuming a conversion price of $0.027645, if the Preferred Stock were to be converted as of the date hereof, the Reporting Persons would own 11,032,736 shares of Common Stock in the aggregate of the Issuer which would represent approximately 23.63% of the total shares of Common Stock outstanding at such time. However, as noted above, the Certificate of Designation prohibits the Reporting Persons from converting the Preferred Stock to the extent such conversion would result in the Reporting Persons beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder) in excess of 9.99% of the then issued and outstanding shares of Common Stock.
(b) The Preferred Stock has voting rights on an as converted basis together with the Common Stock shareholders and as otherwise provided under the laws of the State of Delaware. Mr. Cline, as the General Partner of JMC, has the sole voting and dispositive power with respect to the Preferred Stock reported pursuant to this Schedule 13D.
(c) Information with respect to all transactions in the Common Stock which were effected during the past 60 days by the Reporting Persons is set forth on Appendix A hereto and incorporated herein by reference. All such transactions were effected as brokered transactions.

CUSIP No.	640505301
(d) The Reporting Persons do not know of any person other than the Reporting Persons who has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in paragraph (a).
(e) Not applicable.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:
Exhibit 99.1 Joint Filing Agreement dated January 13, 2011, between JMC Holdings, L.P. and J. Michael Cline (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on January 13, 2011).
Appendix A: Transactions Effected During the Past 60 Days.

CUSIP No.	640505301
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 21, 2011

JMC HOLDINGS, L.P.
By:	/s/ J. Michael Cline
Name:	J. Michael Cline
Title:	General Partner

By:	/s/ J. Michael Cline
Name:	J. Michael Cline

CUSIP No.	640505301

APPENDIX A
TRANSACTIONS IN THE COMMON STOCK EFFECTED BY THE
REPORTING PERSONS DURING THE PAST SIXTY DAYS
(UNLESS OTHERWISE STATED, ALL TRANSACTIONS WERE EFFECTED IN
THE OPEN MARKET)

Date of Trade	Common Stock Purchased (Sold)	Price per Share
1/13/2011	(115,847)	$0.094
1/14/2011	(94,314)	$0.082
1/18/2011	(526,491)	$0.052
1/19/2011	(466,097)	$0.056